TEXAS JACK OIL & GAS CORPORATION
15 Belfort
Newport Coast, California 92657

May 9, 2014

Via EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

Attention:  PJ Hamidi and Laura Nicholson.

Re: Texas Jack Oil and Gas Corporation (“Registrant”)
Amendment No. 3 to Registration Statement on Form S-1
Filed May 9, 2014
File No. 333-193599

To Whom It May Concern:

The Registrant hereby files its Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”).  The Amendment No. 3 has been revised in accordance with the Commission’s May 5, 2014 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 3 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Amendment No. 3 to Registration Statement on Form S-1

General

1.
We note your response in prior comment 1 and reissue the comment in part, as your disclosure of the pricing terms of your secondary offering is not consistent throughout your filing.  In that regard, you indicate the following secondary offering terms at different places in your offering: (i) an offering price of $0.001 per share, (ii) the offering by the selling stockholders at a fixed price of $0.001 until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices, (iii) the offering by the selling stockholders at a fixed price of $0.10 per share until your shares are quoted on the OTCBB, and (iv) the offering by the selling stockholders of their shares at prevailing market prices or privately negotiated prices.  Please revise so that you consistently state the pricing terms of your secondary offering throughout the amended filing.

In response to your comment we have revised the disclosure throughout to be consistent with the pricing terms of the secondary offering.

2.
Please also refer to Item 501(b) (3) of Regulation S-K regarding disclosure of the offering price of the securities. In that regard, we note that you have removed disclosure form your prospectus cover page that indicates that selling security holders may sell some or all of their share at a fixed $0.001 per share until your shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices.  Please advise as to why you have removed such disclosure.

In response to your comment we have returned the disclosure and made the selling stockholder disclosures consistent throughout.

Risk Factors, page 13

3.
Please expand your statement in the first paragraph of page 13, in which you describe “the shares of our common stock being offered for resale by the Selling Security Holder,” to also include the shares of common stock to be offered in your primary offering.

In response to your comment we have revised the disclosure on page 13 to also include the shares of common stock to be offered in the primary offering.

Exhibits, page II-3

4.
We note that, in response to prior comment 5, you have filed your operating agreement with Southlake Operating, LLC.  However, your prospectus refers to Southlake Energy as the operator of your wells (see pages 6,32,35,38,39, and II-3).  Please revise or advise.

In response to your comment we have revised the disclosure throughout to clarify that Southlake Operating, LLC is the operator and that the original purchase was from Southlake Energy.

Exhibit 5.1

5.
We note your response to prior comment 6 and reissue such comment, as the revised opinion does not address the legality of the 5 million shares to be offered by the registrant under the registration statement. Please obtain and file a revised opinion that, in addition to addressing the shares being offered for resale in the secondary, offering, also addresses whether the shares being offered in the primary offering will, when sold, be legally (or validly) issued, fully paid, and non-assessable. See Item 601(b)(5) of Regulation S-K.

In response to your comment we have obtained a revised opinion and have attached the exhibit for filing.

Exhibit 10.7

6.	Please refile the operating agreement to include all exhibits to such agreement.

In response to your comment we have refiled the operating agreement with exhibits A, B, C and D as part of the operating agreement. (Exhibits E, F, G and H are marked not applicable and do not exist).